UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 30 June 2023

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 01 June 2023 — Total Voting Rights
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 05 June 2023 — Director/PDMR Shareholding
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 05 June 2023 — Holding(s) in Company
99.4	Exhibit 99.4 Announcement sent to the London Stock Exchange on 06 June 2023 — Holding(s) in Company
99.5	Exhibit 99.5 Announcement sent to the London Stock Exchange on 07 June 2023 — Holding(s) in Company
99.6	Exhibit 99.6 Announcement sent to the London Stock Exchange on 08 June 2023 — Director/PDMR Shareholding
99.7	Exhibit 99.7 Announcement sent to the London Stock Exchange on 08 June 2023 — Scrip Dividend for 2022/23 Final Dividend
99.8	Exhibit 99.8 Announcement sent to the London Stock Exchange on 09 June 2023 — Director/PDMR Shareholding
99.9	Exhibit 99.9 Announcement sent to the London Stock Exchange on 16 June 2023 — Director/PDMR Shareholding

Exhibit 99.1

1 June 2023

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 31 May 2023 consisted of 3,930,371,661 ordinary shares, of which, 252,094,533 were held as treasury shares; leaving a balance of 3,678,277,128 with voting rights.

The figure of 3,678,277,128 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Pritti Patel
General Counsel, Corporate and Deputy Company Secretary

Exhibit 99.2

5 June 2023

National Grid plc ('National Grid' or 'Company')

Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the National Grid US Employee Stock Purchase Plan ('ESPP') monthly purchase on behalf of a PDMR. The relevant FCA notification is set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adriana Karaboutis
2	Reason for the notification
a)	Position/status	Chief Information and Digital Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Monthly purchase of securities under the National Grid US Employee Stock Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$56.870930	34.846449
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.02
f)	Place of the transaction	Outside a trading venue

Exhibit 99.3

5 June 2023

National Grid plc ('National Grid' or 'Company')

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from Bank of America Corporation that its total interest in National Grid voting ordinary shares is as shown below.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BDR05C01

Issuer Name

NATIONAL GRID PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name

Bank of America Corporation

City of registered office (if applicable)

Country of registered office (if applicable)

US

4. Details of the shareholder

Name	City of registered office	Country of registered office
Merrill Lynch International	London	United Kingdom

5. Date on which the threshold was crossed or reached

31-May-2023

6. Date on which Issuer notified

02-Jun-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	3.592377	3.274687	6.867064	252589720
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDR05C01		113909919		3.096828
US6362744095		18227657		0.495549
Sub Total 8.A	132137576		3.592377%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to Recall	N/A	N/A	1387794	0.037729
Physical Put Option	16/06/2023	N/A	385000	0.010467
Sub Total 8.B1			1772794	0.048196%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swaps	13/06/2023	N/A	Cash	135108	0.003673
Swaps	10/07/2023	N/A	Cash	26381	0.000717
Swaps	17/07/2023	N/A	Cash	32231	0.000876
Swaps	29/09/2023	N/A	Cash	24992	0.000679
Swaps	30/11/2023	N/A	Cash	38822	0.001055
Swaps	15/02/2024	N/A	Cash	49988	0.001359
Swaps	01/03/2024	N/A	Cash	5733554	0.155876
Swaps	17/04/2024	N/A	Cash	250000	0.006797
Swaps	17/05/2024	N/A	Cash	3729	0.000101
Swaps	31/05/2024	N/A	Cash	63001707	1.712805
Swaps	24/06/2024	N/A	Cash	17684	0.000481
Swaps	25/06/2024	N/A	Cash	1675	0.000046
Swaps	26/06/2024	N/A	Cash	1170	0.000032
Swaps	31/07/2024	N/A	Cash	3475622	0.094490
Swaps	08/08/2024	N/A	Cash	143171	0.003892
Swaps	30/08/2024	N/A	Cash	116170	0.003158
Swaps	18/11/2024	N/A	Cash	2015331	0.054790
Swaps	22/11/2024	N/A	Cash	11500000	0.312646
Swaps	25/11/2024	N/A	Cash	24000000	0.652479
Swaps	29/11/2024	N/A	Cash	2878967	0.078269
Swaps	12/12/2024	N/A	Cash	11280	0.000307
Swaps	25/02/2025	N/A	Cash	754189	0.020504
Swaps	02/05/2025	N/A	Cash	1150	0.000031
Swaps	06/05/2025	N/A	Cash	198216	0.005389
Swaps	16/03/2026	N/A	Cash	1566829	0.042597
Swaps	18/03/2026	N/A	Cash	56823	0.001545
Swaps	26/05/2026	N/A	Cash	1006898	0.027374
Swaps	15/09/2027	N/A	Cash	5247	0.000143
Swaps	15/12/2027	N/A	Cash	470	0.000013
Swaps	15/02/2028	N/A	Cash	238946	0.006496
Equity Options	15/12/2023	N/A	Cash	650000	0.017671
Equity Options	21/07/2023	N/A	Cash	743000	0.020200
Sub Total 8.B2				118679350	3.226491%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	Bank of America, NA
Bank of America Corporation	BofA Securities, Inc.
Bank of America Corporation	BofA Securities Europe, SA
Bank of America Corporation	Managed Account Advisors, LLC
Bank of America Corporation	Merrill Lynch International	3.072269	3.104430	6.176700%
Bank of America Corporation	Merrill Lynch, Pierce, Fenner & Smith Inc.
Bank of America Corporation	U.S. Trust Co of Delaware

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

13. Place Of Completion

United Kingdom

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Pritti Patel
General Counsel, Corporate and Deputy Company Secretary

Exhibit 99.4

6 June 2023

National Grid plc ('National Grid' or 'Company')

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BDR05C01

Issuer Name

NATIONAL GRID PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

BlackRock, Inc.

City of registered office (if applicable)

Wilmington

Country of registered office (if applicable)

USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

05-Jun-2023

6. Date on which Issuer notified

06-Jun-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	6.370000	0.930000	7.300000	269485379
Position of previous notification (if applicable)	4.190000	3.030000	7.220000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDR05C01		234665239		6.370000
Sub Total 8.A	234665239		6.370000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipt			2841507	0.070000
Securities Lending			31546128	0.850000
Sub Total 8.B1			34387635	0.920000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	432505	0.010000
Sub Total 8.B2				432505	0.010000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK
BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 5)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 5)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 5)	BlackRock Group Limited
BlackRock, Inc. (Chain 5)	BlackRock International Limited
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 7)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 7)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 7)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 9)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 9)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 10)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 10)	BlackRock Group Limited
BlackRock, Inc. (Chain 10)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 10)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 10)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 11)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 11)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 11)	BlackRock Canada Holdings LP
BlackRock, Inc. (Chain 11)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 11)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 13)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 13)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 13)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 13)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 13)	BlackRock Group Limited
BlackRock, Inc. (Chain 13)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 13)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 14)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 14)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 14)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 15)	Trident Merger, LLC
BlackRock, Inc. (Chain 15)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 15)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 15)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 15)	Aperio Group, LLC
10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting TeamJana Blumenstein020 7743 3650

12. Date of Completion

06th June 2023

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K.

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Pritti Patel
General Counsel, Corporate and Deputy Company Secretary

Exhibit 99.5

7 June 2023

National Grid plc ('National Grid' or 'Company')

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from Bank of America Corporation that its total interest in National Grid voting ordinary shares is as shown below.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BDR05C01

Issuer Name

NATIONAL GRID PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Bank of America Corporation

City of registered office (if applicable)

Country of registered office (if applicable)

US

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

02-Jun-2023

6. Date on which Issuer notified

06-Jun-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.353862	3.536233	5.890095	216654059
Position of previous notification (if applicable)	2.550385	3.534363	6.084748

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDR05C01		67755626		1.842048
US6362744095		18825947		0.511814
Sub Total 8.A	86581573		2.353862%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to Recall	N/A	N/A	411118	0.011177
Physical Call Options	15/12/2023	N/A	650000	0.017671
Physical Call Options	21/07/2023	N/A	743000	0.020200
Physical Swap	15/06/2023	N/A	3068740	0.083429
Sub Total 8.B1			4872858	0.132477%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swaps	29/09/2023	N/A	Cash	24992	0.000679
Swaps	01/03/2024	N/A	Cash	2866777	0.077938
Swaps	03/06/2024	N/A	Cash	3953630	0.107486
Swaps	31/07/2024	N/A	Cash	1576449	0.042858
Swaps	02/05/2025	N/A	Cash	526	0.000014
Swaps	06/05/2025	N/A	Cash	99108	0.002694
Swaps	26/05/2026	N/A	Cash	646598	0.017579
Swaps	15/02/2028	N/A	Cash	9598	0.000261
Swaps	13/06/2023	N/A	Cash	135108	0.003673
Swaps	10/07/2023	N/A	Cash	14474	0.000393
Swaps	17/07/2023	N/A	Cash	33193	0.000902
Swaps	15/02/2024	N/A	Cash	16696	0.000454
Swaps	01/03/2024	N/A	Cash	2866777	0.077938
Swaps	17/04/2024	N/A	Cash	250000	0.006797
Swaps	31/05/2024	N/A	Cash	62962253	1.711732
Swaps	03/06/2024	N/A	Cash	3953630	0.107486
Swaps	24/06/2024	N/A	Cash	17684	0.000481
Swaps	25/06/2024	N/A	Cash	1675	0.000046
Swaps	26/06/2024	N/A	Cash	1835	0.000050
Swaps	02/07/2024	N/A	Cash	47121	0.001281
Swaps	31/07/2024	N/A	Cash	1748729	0.047542
Swaps	08/08/2024	N/A	Cash	143171	0.003892
Swaps	30/08/2024	N/A	Cash	114574	0.003115
Swaps	18/11/2024	N/A	Cash	1204826	0.032755
Swaps	22/11/2024	N/A	Cash	11258988	0.306094
Swaps	25/11/2024	N/A	Cash	24000000	0.652479
Swaps	29/11/2024	N/A	Cash	2997067	0.081480
Swaps	02/12/2024	N/A	Cash	119079	0.003237
Swaps	12/12/2024	N/A	Cash	14080	0.000383
Swaps	24/01/2025	N/A	Cash	2517	0.000068
Swaps	25/02/2025	N/A	Cash	754189	0.020504
Swaps	02/05/2025	N/A	Cash	526	0.000014
Swaps	06/05/2025	N/A	Cash	99108	0.002694
Swaps	07/11/2025	N/A	Cash	256440	0.006972
Swaps	06/03/2026	N/A	Cash	62992	0.001713
Swaps	16/03/2026	N/A	Cash	1622469	0.044109
Swaps	18/03/2026	N/A	Cash	56823	0.001545
Swaps	26/05/2026	N/A	Cash	646598	0.017579
Swaps	15/09/2027	N/A	Cash	5247	0.000143
Swaps	15/12/2027	N/A	Cash	470	0.000013
Swaps	15/02/2028	N/A	Cash	205663	0.005591
Physical Put Option	16/06/2023	N/A	Physical	385000	0.010467
Cash Equity Option	21/07/2023	N/A	Cash	13262	0.000361
Cash Equity Option	16/06/2023	N/A	Cash	690	0.000019
Cash Equity Option	18/08/2023	N/A	Cash	8996	0.000245
Sub Total 8.B2				125199628	3.403756%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	Bank of America, NA
Bank of America Corporation	BofA Securities, Inc.
Bank of America Corporation	BofA Securities Europe, SA
Bank of America Corporation	Managed Account Advisors, LLC
Bank of America Corporation	Merrill Lynch International		3.215681	5.033011%
Bank of America Corporation	Merrill Lynch, Pierce, Fenner & Smith Inc.
Bank of America Corporation	U.S. Trust Co of Delaware

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

06-Jun-2023

13. Place Of Completion

United Kingdom

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Pritti Patel
General Counsel, Corporate and Deputy Company Secretary

Exhibit 99.6

8 June 2023

National Grid plc ('National Grid' or 'Company')

Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the following PDMR acquiring shares following the partial vesting of an award under the Company's Retention Award Plan ('RAP').

This vesting relates to a RAP Award made to the PDMR in June 2022. The award was conditional on continued employment with the Company and on the satisfaction of the performance conditions approved by the Remuneration Committee, which (after tax on the gross award) must be retained until the shareholding requirement is met. This award is subject to malus and clawback provisions.

In accordance with MAR the relevant Financial Conduct Authority modification is set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People & Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Vesting of the third tranche of shares in respect of the 1 June 2022 RAP Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	8,026
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.07
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Automatic disposal of shares resulting from RAP Award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP	£10.5150
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.07
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.7

8 June 2023

National Grid plc ('National Grid' or 'Company')

Scrip Dividend for 2022/23 Final Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 2 June 2023, the dividend record date. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2022/23 final dividend is 1,059.00 pence.  This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt (ADR) holders, the scrip ADR reference price for the 2022/23 final dividend is US$65.9534. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's website and from Equiniti (0800 169 7775).

2022/23 final dividend timetable:

18 May 2023	2022/23 full year results and final dividend amount announced - 37.60 pence per ordinary share; US$2.3459 per ADR*
1 June 2023	Ordinary shares and ADRs go ex-dividend for 2022/23 final dividend
2 June 2023	Record date for 2023/23 final dividend
8 June 2023	Scrip reference price announced
12 July 2023	Scrip election date for 2022/23 final dividend (5pm London time)
9 August 2023	2022/23 final dividend paid to qualifying shareholders

*The figure shown is gross of a $0.02 per ADR interim dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2022/23 final dividend.  This fee does not apply to ADRs received through the scrip dividend.

Pritti Patel
Deputy Company Secretary and General Counsel Corporate
National Grid plc

Exhibit 99.8

9 June 2023

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the National Grid Share Incentive Plan ('SIP') monthly purchases on behalf of PDMRs.

In accordance with MAR the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.6007	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.6007	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People & Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.6007	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and External Affairs Officer and Interim President, National Grid Ventures
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.6007	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.07
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.9

16 June 2023

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation (MAR) and relates to the following Executive Directors and PDMRs being granted awards under the Company's Annual Performance Plan (APP) on 15 June 2023, which relates to a percentage of the award for 2022/23 being paid in shares, and which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for two years after receipt. This award is subject to clawback and malus provisions.

For further details of the APP, please see the Company's 2022/23 Annual Report and Accounts.

In accordance with MAR the relevant Financial Conduct Authority (FCA) notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2022/23 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.347915	18,726
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Justine Campbell
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2022/23 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.347915	5,785
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adriana Karaboutis
2	Reason for the notification
a)	Position/status	Chief Information and Digital Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) American Depositary Shares (ADS) were purchased in the market, which relates to 33.33% of the APP for 2022/23 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 66.989	2,206
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.15
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2022/23 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.347915	28,634
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and External Affairs Officer & Interim President, National Grid Ventures
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2022/23 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.347915	5,553
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People and Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2022/23 being paid in shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.347915	4,959
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.15
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward _______________________
Sally Kenward Senior Assistant Company Secretary

Date: 30 June 2023